Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

XPO, Inc. maintains approximately 98 subsidiaries. Set forth below are the names of certain wholly owned or at least 90% owned subsidiaries of XPO, Inc., as of January 31, 2025, that provide freight transportation or support services. The names of certain consolidated wholly or at least 90% owned subsidiaries that carry on the same line of business have been omitted.

Name	Country or State of Incorporation
XPO, Inc.	Delaware
XPO CNW, Inc.	Delaware
XPO Logistics Freight, Inc.	Delaware
XPO Enterprise Services, LLC	Delaware
XPO LTL Properties, LLC	Delaware
XPO Holdings UK I Limited	United Kingdom
XPO Logistics	France
XPO Transport Solutions Luxembourg	Luxembourg
XPO Global Forwarding International	France
XPO Holdings UK and Ireland Limited	United Kingdom
XPO Logistics Europe	France